UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41916

Silynxcom Ltd.

7 Giborei Israel
Netanya, 4250407
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

CONTENTS

Results of Special and Annual General Meeting of Shareholders

On December 30, 2024, Silynxcom Ltd. (the “Company”) convened a Special and Annual General Meeting of Shareholders (the “Meeting”).

At the Meeting, a quorum was present and the shareholders of the Company voted upon and approved, by the applicable required majority, all agenda items that were described in the Company’s notice for the Meeting and proxy statement for the Meeting, which were included as Exhibits 99.1 and 99.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on November 25, 2024.

EXHIBIT INDEX

Exhibit No.
99.1	Silynxcom Ltd. Compensation Policy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: December 30, 2024	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Exsecutive Officer

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